UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-11176

                        For the month of October, 2008.

                                Group Simec, Inc.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F |X|             Form 40-F |_|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

           Yes       |_|             No        |X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

           Yes       |_|             No        |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes       |_|             No        |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  GRUPO SIMEC, S.A.B. de C.V.
                                               ---------------------------------
                                                         (Registrant)

Date: October 28, 2008.                       By: /s/ Luis Garcia Limon
                                                  ------------------------------
                                                  Name: Luis Garcia Limon
                                                  Title: Chief Executive Officer

[LOGO] GRUPO
       SIMEC

PRESS RELEASE                        Contact: Sergio Vigil Gonzalez
                                              Jose Flores Flores
                                              Grupo Simec, S.A.B. de C.V.
                                              Calzada Lazaro Cardenas 601
                                              44440 Guadalajara, Jalisco, Mexico
                                              52 55 1165 1025
                                              52 33 3770 6734

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST NINE MONTHS OF 2008

GUADALAJARA, MEXICO, October 28, 2008- Grupo Simec, S.A.B. de C.V. (AMEX:SIM) ("Simec") announced today its results of operations for the nine-month period ended September 30, 2008.

Acquisition of Corporacion Aceros DM, S.A. de C.V.

On February 21, 2008, we entered into an agreement to acquire 100% of the shares of Corporacion Aceros DM, S.A. de C.V. and certain of its affiliates ("Grupo San"), and on May 30, 2008 said acquisition was consummated. Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San's operations are based in San Luis Potosi, Mexico. Its plants and 1,450 employees produce 600 thousand tons of finished products annually.

With this acquisition, Simec and Industrias CH, S.A.B. de C.V. ("ICH") position themselves as the second-largest producer of rebar and the largest steel producer in Mexico, with a production capacity of approximately 4.5 million tons of liquid steel and 3.8 million tons of finished products.

With this strategic acquisition, Simec and ICH will achieve a more diversified product mix, with 40% of sales in Mexico and 60% outside Mexico, both of which will allow them to better address the natural cycles of the steel industry on the domestic and global levels. Additionally, Simec has already identified significant synergies and economies of scale that will increase the company's operating margins. Grupo San's central location in San Luis Potosi, where Simec is not currently present, also represents a strong competitive advantage since it provides several strategic benefits mainly related to distribution, given its proximity to Mexico's main cities, sea ports, and borders.

In addition, Grupo San has aggressive expansion plans in its rebar business, which ICH and Simec will support and promote to satisfy the growing demand for this product, resulting from the Mexican Government's aggressive infrastructure plan.

The financial statements of Simec include the operations of Grupo San since June 1, 2008.

Pursuant to Mexican Financial Reporting Standards "Bulletin B-7 Acquisitions of Business," Simec is in the process of calculating the goodwill and other intangible assets in the acquisition of Grupo San.

Nine-Month Period Ended September 30, 2008 compared to Nine-Month Period Ended September 30, 2007

Net Sales

Net sales increased 51% to Ps. 27,567 million in the nine-month period ended September 30, 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,586 million) compared to Ps. 18,282 million in the same period of 2007. Shipments of finished steel products increased 17% to 2 million 357 thousand tons in the nine-month period ended September 30, 2008 (including the net sales generated by the newly acquired plants of Grupo San of 144 thousand tons) compared to 2 million 18 thousand tons in the same period of 2007. Total sales outside of Mexico in the nine-month period ended September 30, 2008 increased 53% to Ps. 19,489 million (including the net sales generated by the newly acquired plants of Grupo San of Ps. 97 million) compared with Ps. 12,767 million in the same period of 2007, while total Mexican sales increased 46% from Ps. 5,515 million in the nine-month period ended September 30, 2007 to Ps. 8,078 million in the same period of 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,489 million). The increase in sales can be explained due to higher shipments during the nine-month period ended September 30, 2008, compared with the same period in 2007 (339,000 tons increase) and 29% increase in the average price of steel products.

Direct Cost of Sales

Direct cost of sales increased 49% from Ps. 15,063 million in the nine-month period ended September 30, 2007 to Ps. 22,469 million in the same period 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 970 million). Direct cost of sales as a percentage of net sales represented 82% in the nine-month period ended September 30, 2008 compared to 82% in the same period of 2007. The increase in the direct cost of sales is attributable mainly to an increase of 28% in the average cost of raw materials used to produce steel products in the nine-month period ended September 30, 2008 versus the same period of 2007, primarily as a result of increases in the price of scrap and certain other raw materials, as well as a 17% increase in shipments.

Gross Profit

Gross profit in the nine-month period ended September 30, 2008 was Ps. 5,098 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 616 million) compared to Ps. 3,219 million in the same period of 2007. Gross profit as a percentage of net sales in the nine-month period ended September 30, 2008 was 18% compared to 18% in the same period of 2007. This increase in gross profit was principally due to an increase of 17% in sales volume.

Operating Expenses

Operating expenses increased 27% to Ps. 1,358 million in the nine-month period ended September 30, 2008 (including the operating expenses by the newly acquired plants of Grupo San of Ps. 202 million) compared to Ps. 1,071 million in the same period of 2007 and represented 5% of net sales in the nine-month period ended September 30, 2008 and 6% of net sales in the same period of 2007.

Operating Profit

Operating profit increased 74% to Ps. 3,740 million in the nine-month period ended September 30, 2008 (including the operating profit by the newly acquired plants of Grupo San of Ps. 414 million) compared to Ps. 2,148 million in the same period of 2007. Operating profit as a percentage of net sales was 14% in the nine-month period ended September 30, 2008 compared to 12% in the same period of 2007. The increase in the operating profit was due principally to an increase of 17% in sales volume.

Comprehensive Financial Cost

Comprehensive financial cost in the nine-month period ended September 30, 2008 represented an expense of Ps. 233 million compared with a gain of Ps. 208 million in the same period of 2007. Net interest income was Ps. 81 million in the nine-month period ended September 30, 2008 compared with net interest income of Ps. 218 million in the same period of 2007, reflecting the use of cash and debt for the acquisition of Grupo San. At the same time, we registered an exchange loss of Ps. 314 million in the nine-month period ended September 30,

2008 compared with an exchange loss of Ps. 2 million in the same period of 2007, reflecting a 0.7% increase in the value of the peso versus the dollar at September 30, 2008 compared to December 31, 2007.

Other Expenses (Income) net

The company recorded other income net of Ps. 53 million in the nine-month period ended September 30, 2008 compared to other income net of Ps. 45 million in the same period of 2007.

Income Taxes

Income Taxes recorded Ps. 1,209 million in the nine-month period ended September 30, 2008 compared to Ps. 740 million in the same period of 2007.

Net Profit

As a result of the foregoing, net profit increased by 42% to Ps. 2,351 million in the nine-month period ended September 30, 2008 from Ps. 1,661 million in the same period of 2007.

Liquidity and Capital Resources

At September 30, 2008, Simec's total consolidated debt consisted of U.S. $54.8 million; U.S. $30 million is a credit bank, U.S. $21.5 million is a credit from GE Capital and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at September 30, 2008 was U.S. $380,583). At December 31, 2007, Simec's total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at December 31, 2007 was U.S. $363,703).

Net resources provided by operations were Ps. 1,407 million in the nine-month period ended September 30, 2008 versus Ps. 2,031 million of net resources provided by operations in the same period of 2007. Net resources provided by financing activities were Ps. 1,744 million in the nine-month period ended September 30, 2008 (which amount includes the capital increase of Ps. 1,169 million in July 2008) versus Ps. 2,375 million of net resources provided by financing activities in the same period of 2007 (which amount includes the capital increase of Ps. 2,420 million in February 2007). Net resources used in investing activities (to acquire property, plant and equipment, other non-current assets and liabilities) were Ps. 8,925 million in the nine-month period ended September 30, 2008 (which amount includes Ps. 8,437 million used in the acquisition of Grupo San) versus net resources used in investing activities (to acquire property, plant and equipment and other non-current assets and liabilities) of Ps. 522 million in the same period of 2007.

Comparative Third Quarter 2008 vs. Second Quarter 2008

Net Sales

Net sales increased 8% from Ps. 9,746 million for the second quarter 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 513 million) to Ps. 10,533 million for the third quarter 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,073 million). Sales in tons of finished steel decreased 3% to 795 thousand tons in the third quarter 2008 compared with 817 thousand tons in the second quarter 2008. The total sales outside of Mexico for the third quarter 2008 increased 8% to Ps. 7,317 million compared with Ps. 6,749 million for the second quarter 2008. Total Mexican sales increased 7% to Ps. 3,216 million in the third quarter 2008 from Ps. 2,997 million in the second quarter 2008. Prices of finished products sold in the third quarter 2008 increased approximately 11% compared to the second quarter 2008.

Direct Cost of Sales

Direct cost of sales increased 13% from Ps. 7,693 million in the second quarter 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 308 million) to Ps. 8,726 million for the third quarter 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 663 million). With respect to sales, in the third quarter 2008, the direct cost of sales represents 83% compared to 79% for the second quarter 2008. The average cost of raw materials used to produce steel products increased 17% in the third quarter 2008 versus the second quarter 2008, primarily as a result of increases in the price of scrap and certain other raw materials

Gross Profit

Gross profit for the third quarter 2008 decreased 12% to Ps. 1,807 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 410 million) compared to Ps. 2,053 million in the second quarter 2008 (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 205 million). The gross profit as a percentage of net sales for the third quarter 2008 was 17% compared with 21% for the second quarter 2008. The decrease in gross profit was principally due to the decrease in sales volume.

Operating Expenses

Operating expenses increased 30% to Ps. 564 million in the third quarter 2008 (including the operating expenses by the newly acquired plants of Grupo San of Ps. 149 million) compared to Ps. 434 million for the second quarter 2008 (including the operating expenses by the newly acquired plants of Grupo San of Ps. 53 million). Operating expenses as a percentage of net sales represented 5% during the third quarter 2008 compared to 4% in the second quarter 2008.

Operating Profit

Operating profit decreased 23% from Ps. 1,619 million in the second quarter 2008 (including the operating profit by the newly acquired plants of Grupo San of Ps. 152 million) to Ps. 1,243 million for the third quarter 2008 (including the operating profit by the newly acquired plants of Grupo San of Ps. 261 million). The operating profit as a percentage of net sales in the third quarter 2008 was 12% compared to 17% in the second quarter 2008. The decrease in operating profit was principally due to the decrease in tons shipped.

Comprehensive Financial Cost

Comprehensive financial cost for the third quarter 2008 represented an income of Ps. 25 million compared with an expense of Ps. 197 million for the second quarter 2008. Net interest expense was Ps. 11 million in the third quarter 2008 compared with Ps. 37 million of net interest income in the second quarter 2008. At the same time, we registered an exchange gain of Ps. 36 million in the third quarter 2008 compared with an exchange loss of Ps. 234 million in the second quarter 2008.

Other Expenses (Income) net

The company recorded other income net of Ps. 49 million in the third quarter 2008 compared with other expense net of Ps. 2 million for the second quarter 2008.

Income Taxes

Income taxes for the third quarter 2008 was an expense of Ps. 483 million compared to Ps. 495 million of expense for the second quarter 2008.

Net Profit

As a result of the foregoing, net profit was Ps. 834 million in the third quarter 2008 compared to Ps. 925 million of net profit in the second quarter 2008.

Comparative Third Quarter 2008 vs. Third Quarter 2007

Net Sales

Net sales increased 84% from Ps. 5,725 million for the third quarter 2007 compared with Ps. 10,533 million for the same period in 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,073 million). Sales in tons of finished steel increased 25% to 795 thousand tons in the third quarter 2008 compared with 635 thousand tons in the same period 2007. The total sales outside of Mexico for the third quarter 2008 increased 82% to Ps. 7,317 million compared with Ps. 4,029 million for the same period 2007. Total Mexican sales increased 90% to Ps. 3,216 million in the third quarter 2008 from Ps. 1,696 millions in the same period 2007. Prices of finished products sold in the third quarter 2008 increased approximately 47% compared to the third quarter 2007.

Direct Cost of Sales

Direct cost of sales increased 77% from Ps. 4,927 million in the third quarter 2007 to Ps. 8,726 million for the same period 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 663 million). With respect to sales, in the third quarter 2008, the direct cost of sales represents 83% compared to 86% for the same period 2007. The average cost of raw materials used to produce steel products increased 41% in the third quarter 2008 versus the third quarter 2007, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit

Gross profit for the third quarter 2008 increased 126% to Ps. 1,807 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 410 million) compared to Ps. 798 million in the same period 2007. The gross profit as a percentage of net sales for the third quarter 2008 was 17% compared with 14% for the same period 2007. The increase in gross profit was principally due to the increase in tons shipped.

Operating Expenses

Operating expenses increased 60% to Ps. 564 million in the third quarter 2008 (including the operating expenses by the newly acquired plants of Grupo San of Ps. 149 million) compared to Ps. 353 million for the same period 2007. Operating expenses as a percentage of net sales represented 5% during the third quarter 2008 compared to 6% of the same period 2007.

Operating Profit

Operating profit increased 179% from Ps. 445 million in the third quarter 2007 to Ps. 1,243 million for the same period 2008 (including the operating profit by the newly acquired plants of Grupo San of Ps. 261 million). The operating profit as a percentage of net sales in the third quarter 2008 was 12% compared to 8% in the same period 2007. The increase in operating profit was due principally to an increase of 25% in sales volume.

Comprehensive Financial Cost

Comprehensive financial cost for the third quarter 2008 represented a gain of Ps. 25 million compared with a gain of Ps. 91 million for the third quarter 2007. Net interest expense was Ps. 11 million in the third quarter 2008 compared with Ps. 93 million in the third quarter 2007. At the same time, we registered an exchange gain of Ps. 36 million in the third quarter 2008 compared with an exchange gain of Ps. 29 million in the third quarter 2007.

Other Expenses (Income) net

The company recorded other income net of Ps. 49 million for the third quarter 2008 compared with other income net of Ps. 27 million for the same period 2007.

Income Taxes

Income taxes for the third quarter 2008 increased to Ps. 483 million compared to Ps. 198 million for the same period 2007.

Net Profit

As a result of the foregoing, net profit increased by 128% to Ps. 834 million in the third quarter 2008 from Ps. 365 million in the third quarter 2007.

                                                                            2008
                             Nine months ended       Nine months ended       vs.
                             September 30, 2008     September 30, 2007      2007
                             ------------------     ------------------      ----
Sales                              27,567                  18,282            51%
Cost of Sales                      22,469                  15,063            49%
Gross Profit                        5,098                   3,219            58%
Operating Expenses                  1,358                   1,071            27%
Operating Profit                    3,740                   2,148            74%
EBITDA                              4,170                   2,527            65%
Net Profit                          2,351                   1,661            42%
Sales Outside Mexico               19,489                  12,767            53%
Sales in Mexico                     8,078                   5,515            46%
Total Sales (tons)                  2,357                   2,018            17%

                                                                        3Q08 vs.       3Q08 vs.
   (Millions of pesos)          3Q08          2Q08         3Q07           2Q08           3Q07
------------------------       ------        -----        -----         --------       --------
Sales                          10,533        9,746        5,725            8%             84%
Cost of Sales                   8,726        7,693        4,927           13%             77%
Gross Profit                    1,807        2,053          798          (12%)           126%
Operating Expenses                564          434          353           30%             60%
Operating Profit                1,243        1,619          445          (23%)           179%
EBITDA                          1,407        1,755          569          (20%)           147%
Net Profit                        834          925          365          (10%)           128%
Sales Outside Mexico            7,317        6,749        4,029            8%             82%
Sales in Mexico                 3,216        2,997        1,696            7%             90%
Total Sales (tons)                795          817          635           (3%)            25%

                               Thousands of    Millions of   Average price    Thousands of    Millions of    Average price
                                tons nine      pesos nine     per ton nine     tons nine       pesos nine    per ton nine
                               months ended   months ended    months ended    months ended    months ended   months ended
                                September       September    September 30,     September     September 30,   September 30,
Product                          30,2008        30, 2008          2008         30, 2007           2007           2007
                               ------------   ------------    ------------    ------------    ------------   ------------
SBQ                               1,699          20,731          12,202          1,449           13,895          9,589
Light Structural                    142           1,448          10,197            217            1,705          7,857
Structural                          150           1,608          10,720            171            1,395          8,158
Rebar                               321           3,198           9,963            180            1,247          6,928
Others                               45             582              --              1              401             --
Total                             2,357          27,567          11,696          2,018           18,282          9,059

                         Thousands   Millions    Average    Thousands   Millions    Average     Thousands   Millions     Average
                          of tons    of pesos   price per    of tons    of pesos   price per     of tons    of pesos    price per
Product                    3Q08        3Q08     ton 3Q08      2Q08        2Q08     ton 2Q08       3Q07        3Q07      ton 3Q07
-------                  ---------   --------   ---------   ---------   --------   ---------    ---------   --------    ---------
SBQ                         555       7,858      14,159       579        7,124      12,304         467       4,429       9,484
Light Structural             41         482      11,756        47          512      10,894          60         487       8,117
Structural                   40         488      12,200        55          616      11,200          50         400       8,000
Rebar                       127       1,324      10,425       124        1,325      10,685          58         388       6,690
Others                       32         381          --        12          169          --          --          21          --
Total                       795      10,533      13,249       817        9,746      11,929         635       5,725       9,016

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions, which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.
                        CONSOLIDATED FINANCIAL STATEMENT
                        AT SEPTEMBER 30 OF 2008 AND 2007
                          (thousands of Mexican pesos)

 REF
  S                     CONCEPTS                                              CURRENT YEAR                    PREVIOUS YEAR
-----                   --------                                       --------------------------       -----------------------
                                                                         AMOUNT                %          AMOUNT             %
                                                                       ----------             ---       ----------          ---
 s01  TOTAL ASSETS                                                     30,807,410             100       22,903,979          100

 s02  CURRENT ASSETS                                                   14,099,087              46       14,489,655           63
 s03  CASH AND SHORT-TERM INVESTMENTS                                     621,529               2        6,088,499           27
 s04  ACCOUNTS AND NOTES RECEIVABLE (NET)                               4,276,608              14        2,654,961           12
 s05  OTHER ACCOUNTS AND NOTES RECEIVABLE                                 712,722               2          291,208            1
 s06  INVENTORIES                                                       8,281,058              27        5,359,832           23
 s07  OTHER CURRENT ASSETS                                                207,170               1           95,155            0
 s08  LONG-TERM                                                                 0               0                0            0
 s09  ACCOUNTS AND NOTES RECEIVABLE (NET)                                       0               0                0            0
 s10  INVESTMENT IN SHARES OF NON-CONSOLIDATED
         SUBSIDIARIES AND ASSOCIATES                                            0               0                0            0
 s11  OTHER INVESTMENTS                                                         0               0                0            0
 s12  PROPERTY, PLANT AND EQUIPMENT (NET)                               9,505,835              31        7,911,487           35
 s13  LAND AND BUILDINGS                                                3,337,012              11        2,604,325           11
 s14  MACHINERY AND INDUSTRIAL EQUIPMENT                               12,073,769              39        8,733,980           38
 s15  OTHER EQUIPMENT                                                     231,790               1          108,813            0
 s16  ACCUMULATED DEPRECIATION                                          6,563,790              21        3,746,132           16
 s17  CONSTRUCTION IN PROGRESS                                            427,054               1          210,501            1
 s18  OTHER INTANGIBLE ASSETS AND  DEFERRED ASSETS (NET)                7,105,029              23          415,623            2
 s19  OTHER ASSETS                                                         97,459               0           87,214            0

 s20  TOTAL LIABILITIES                                                10,114,717             100        5,744,681          100

 s21  CURRENT LIABILITIES                                               6,212,902              61        3,162,041           55
 s22  SUPPLIERS                                                         4,214,351              42        2,301,842           40
 s23  BANK LOANS                                                          555,783               5                0            0
 s24  STOCK MARKET LOANS                                                    3,226               0            3,344            0
s103  OTHER LOANS WITH COST                                                     0               0                0            0
 s25  TAXES PAYABLE                                                       397,003               4           29,583            1
 s26  OTHER CURRENT LIABILITIES WITHOUT COST                            1,042,539              10          827,272           14
 s27  LONG-TERM LIABILITIES                                                     0               0                0            0
 s28  BANK LOANS                                                                0               0                0            0
 s29  STOCK MARKET LOANS                                                        0               0                0            0
 s30  OTHER LOANS WITH COST                                                     0               0                0            0
 s31  DEFERRED LIABILITIES                                                      0               0                0            0
 s32  OTHER NON-CURRENT LIABILITIES WITHOUT COST                        3,901,815              39        2,582,640           45

 s33  CONSOLIDATED STOCKHOLDERS' EQUITY                                20,692,693             100       17,159,298          100

 s34  MINORITY INTEREST                                                 3,010,295              14        2,459,663           14
 s35  MAJORITY INTEREST                                                17,682,398              85       14,699,635           86
 s36  CONTRIBUTED CAPITAL                                               8,350,900              40        7,181,744           42
 S79  CAPITAL STOCK                                                     4,142,696              20        4,030,427           23
 s39  PREMIUM ON ISSUANCE OF SHARES                                     4,208,204              20        3,151,317           18
 s40  CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                                0               0                0            0
 s41  EARNED CAPITAL                                                    9,331,498              45        7,517,891           44
 s42  RETAINED EARNINGS AND CAPITAL RESERVES                           10,423,069              50        8,445,774           49
 s44  OTHER ACCUMULATED COMPREHENSIVE RESULT                           (1,091,571)             (5)        (927,883)          (5)
 s80  SHARES REPURCHASED                                                        0               0                0            0

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

 REF
  S                     CONCEPTS                                              CURRENT YEAR                    PREVIOUS YEAR
-----                   --------                                       --------------------------       -----------------------
                                                                         AMOUNT                %          AMOUNT             %
                                                                       ----------             ---       ----------          ---
 s03  CASH AND SHORT-TERM INVESTMENTS                                     621,529             100        6,088,499          100
 s46  CASH                                                                520,535              84          327,317            5
 s47  SHORT-TERM INVESTMENTS                                              100,994              16        5,761,182           95

 s07  OTHER CURRENT ASSETS                                                207,170             100           95,155          100
 s81  DERIVATIVE FINANCIAL INSTRUMENTS                                          0               0                0            0
 s82  DISCONTINUED OPERATIONS                                                   0               0                0            0
 s83  OTHER                                                               207,170             100           95,155          100

 s18  OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)                 7,105,029             100          415,623          100
 s48  DEFERRED EXPENSES                                                   275,915               4          312,571           75
 s49  GOODWILL                                                          6,767,670              95           40,072           10
 s51  OTHER                                                                61,444               1           62,980           15

 s19  OTHER ASSETS                                                         97,459             100           87,214          100
 s84  INTANGIBLE ASSET FROM LABOR OBLIGATIONS                                   0               0                0            0
 s85  DERIVATIVE FINANCIAL INSTRUMENTS                                          0               0                0            0
 s50  DEFERRED TAXES                                                            0               0                0            0
 s86  DISCONTINUED OPERATIONS                                                   0               0                0            0
 s87  OTHER                                                                97,459             100           87,214          100

 s21  CURRENT LIABILITIES                                               6,212,902             100        3,162,041          100
 s52  FOREIGN CURRENCY LIABILITIES                                      4,440,801              71        2,332,086           74
 s53  MEXICAN PESOS LIABILITIES                                         1,772,101              29          829,955           26

 s26  OTHER CURRENT LIABILITIES WITHOUT COST                            1,042,539             100          827,272          100
 s88  DERIVATIVE FINANCIAL INSTRUMENTS                                    112,499              11                0            0
 s89  INTEREST LIABILITIES                                                  4,107               0            3,955            0
 s68  PROVISIONS                                                                0               0                0            0
 s90  DISCONTINUED OPERATIONS                                                   0               0                0            0
 s58  OTHER CURRENT LIABILITIES                                           925,933              89          823,317          100

 s27  LONG-TERM LIABILITIES                                                     0               0                0            0
 s59  FOREIGN CURRENCY LIABILITIES                                              0               0                0            0
 s60  MEXICAN PESOS LIABILITIES                                                 0               0                0            0

 s31  DEFERRED LIABILITIES                                                      0               0                0            0
 s65  NEGATIVE GOODWILL                                                         0               0                0            0
 s67  OTHER                                                                     0               0                0            0

 s32  OTHER NON CURRENT LIABILITIES WITHOUT COST                        3,901,815             100        2,582,640          100
 s66  DEFERRED TAXES                                                    3,732,267              96        2,534,115           98
 s91  OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE                    111,948               3           17,135            1
 s92  DISCONTINUED OPERATIONS                                                   0               0                0            0
 s69  OTHER LIABILITIES                                                    57,600               1           31,390            1

 s79  CAPITAL STOCK                                                     4,142,696             100        4,030,427          100
 s37  CAPITAL STOCK (NOMINAL)                                           2,420,230              58        2,307,961           57
 s69  RESTATEMENT OF CAPITAL STOCK                                      1,722,466              42        1,722,466           43

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

 REF
  S                     CONCEPTS                                              CURRENT YEAR                    PREVIOUS YEAR
-----                   --------                                       --------------------------       -----------------------
                                                                         AMOUNT                %          AMOUNT             %
                                                                       ----------             ---       ----------          ---
 s42  RETAINED EARNINGS AND CAPITAL RESERVES                           10,423,069             100        8,445,774          100
 s93  LEGAL RESERVE                                                             0               0                0            0
 s43  RESERVE FOR REPURCHASE OF SHARES                                    200,612               2          200,612            2
 s94  OTHER RESERVES                                                            0               0                0            0
 s95  RETAINED EARNINGS                                                 8,481,722              81        6,820,510           81
 s45  NET INCOME FOR THE YEAR                                           1,740,735              17        1,424,652           17

 s44  OTHER ACCUMULATED COMPREHENSIVE RESULT                           (1,091,571)            100         (927,883)         100
 s70  ACCUMULATED MONETARY RESULT                                               0               0                0            0
 s71  RESULT FROM HOLDING NON-MONETARY ASSETS                                   0               0          102,023          (11)
 s96  CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION                 (45,040)              4          (54,936)           6
 s97  CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS             (76,018)              7           (4,457)           0
 s98  CUMULATIVE EFFECT OF DEFERRED INCOME TAXES                         (970,513)             89         (970,513)         105
 s99  LABOR OBLIGATION ADJUSTMENT                                               0               0                0            0
s100  OTHER                                                                     0               0                0            0

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                 BALANCE SHEETS
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

REF
 S                    CONCEPTS                    CURRENT YEAR     PREVIOUS YEAR
---                   --------                    ------------     -------------
                                                     AMOUNT            AMOUNT
                                                  ------------     -------------
 S72   WORKING CAPITAL                               7,886,185      11,327,614
 S73   PENSIONS FUND AND SENIORITY PREMIUMS            103,501               0
 S74   EXECUTIVES (*)                                       60              47
 S75   EMPLOYERS (*)                                     2,070           1,178
 S76   WORKERS (*)                                       3,820           3,187
 S77   COMMON SHARES (*)                           497,709,214     474,621,611
 S78   REPURCHASED SHARES (*)                                0               0
S101   RESTRICTED CASH                                       0               0
S102   NET DEBT OF NON CONSOLIDATED COMPANIES                0               0

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                 FROM JANUARY 1 TO SEPTEMBER 30 OF 2008 AND 2007
                          (thousands of Mexican pesos)

 REF
  R                    CATEGORIES                                             CURRENT YEAR                    PREVIOUS YEAR
-----                  ----------                                      --------------------------       -----------------------
                                                                         AMOUNT                %          AMOUNT             %
                                                                       ----------             ---       ----------          ---
r01  NET SALES                                                         27,567,332             100       18,281,743          100
r02  COST OF SALES                                                     22,469,467              82       15,063,076           82
r03  GROSS PROFIT                                                       5,097,865              18        3,218,667           18
r04  OPERATING EXPENSES                                                 1,357,534               5        1,071,135            6
r05  OPERATING INCOME                                                   3,740,331              14        2,147,532           12
r08  OTHER INCOME AND (EXPENSE), NET                                       52,951               0           45,660            0
r06  COMPREHENSIVE FINANCING RESULT                                      (233,514)              0          207,820            1
r12  EQUITY IN NET INCOME OF NON-CONSOLIDATED
     SUBSIDIARIES AND ASSOCIATES                                                0               0                0            0
r48  NON ORDINARY ITEMS                                                         0               0                0            0
r09  INCOME BEFORE INCOME TAXES                                         3,559,768              13        2,401,012           13
r10  INCOME TAXES                                                       1,208,615               4          740,233            4
r11  INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS                       2,351,153               9        1,660,779            9
r14  DISCONTINUED OPERATIONS                                                    0               0                0            0
r18  NET CONSOLIDATED INCOME                                            2,351,153               9        1,660,779            9
r19  NET INCOME OF MINORITY INTEREST                                      610,418               2          236,127            1
r20  NET INCOME OF MAJORITY INTEREST                                    1,740,735               6        1,424,652            8

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

 REF
  R                     CONCEPTS                                              CURRENT YEAR                    PREVIOUS YEAR
-----                   --------                                       --------------------------       -----------------------
                                                                         AMOUNT                %          AMOUNT             %
                                                                       ----------             ---       ----------          ---
r01  NET SALES                                                         27,567,332             100       18,281,743          100
r21  DOMESTIC                                                           8,078,531              29        5,515,306           30
r22  FOREIGN                                                           19,488,801              71       12,766,437           70
r23  TRANSLATED INTO DOLLARS (***)                                      1,859,864                        1,143,986

r08  OTHER INCOME AND (EXPENSE), NET                                       52,951             100           45,660          100
r49  OTHER INCOME AND (EXPENSE), NET                                       61,641             116           45,660          100
r34  EMPLOYEES' PROFIT SHARING EXPENSES                                     8,690              16                0            0
r35  DEFERRED EMPLOYEES' PROFIT SHARING                                         0               0                0            0

r06  COMPREHENSIVE FINANCING RESULT                                      (233,514)            100          207,820          100
r24  INTEREST EXPENSE                                                      29,218             (13)          19,465            9
r42  GAIN (LOSS) ON RESTATEMENT OF UDI'S                                        0               0                0            0
r45  OTHER FINANCE COSTS                                                        0               0                0            0
r26  INTEREST INCOME                                                      110,125             (47)         237,309          114
r46  OTHER FINANCIAL PRODUCTS                                                   0               0                0            0
r25  FOREIGN EXCHANGE GAIN (LOSS), NET                                   (314,421)            135           (2,414)          (1)
r28  RESULT FROM MONETARY POSITION                                              0               0           (7,610)          (4)

r10  INCOME TAXES                                                       1,208,615             100          740,233          100
r32  INCOME TAX                                                           437,736              36          269,763           36
r33  DEFERRED INCOME TAX                                                  770,879              64          470,470           64

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

REF
 R                    CONCEPTS                    CURRENT YEAR     PREVIOUS YEAR
---                   --------                    ------------     -------------
                                                     AMOUNT            AMOUNT
                                                  ------------     -------------
r36  TOTAL SALES                                    27,900,486       18,531,117
r37  TAX RESULT FOR THE YEAR                                 0                0
r38  NET SALES (**)                                 33,391,683       23,181,135
r39  OPERATION INCOME (**)                           3,776,816        2,624,836
r40  NET INCOME OF MAJORITY INTEREST (**)            1,845,140        1,657,619
r41  NET CONSOLIDATED INCOME (**)                    2,315,149        1,847,690
r47  OPERATIVE DEPRECIATION AND AMORTIZATION           430,097          379,376

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                  FROM JULY 1 TO SEPTEMBER 30 OF 2008 AND 2007
                          (thousands of Mexican pesos)

 REF
  R                    CATEGORIES                                             CURRENT YEAR                    PREVIOUS YEAR
-----                  ----------                                      --------------------------       -----------------------
                                                                         AMOUNT                %          AMOUNT             %
                                                                       ----------             ---       ----------          ---
r01  NET SALES                                                         10,532,672             100        5,724,861          100
r02  COST OF SALES                                                      8,725,802              83        4,927,139           86
r03  GROSS PROFIT                                                       1,806,870              17          797,722           14
r04  OPERATING EXPENSES                                                   563,612               5          353,397            6
r05  OPERATING INCOME                                                   1,243,258              12          444,325            8
r08  OTHER INCOME AND (EXPENSE), NET                                       48,981               0           27,444            0
r06  COMPREHENSIVE FINANCING RESULT                                        24,944               0           91,254            2
r12  EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES
     AND ASSOCIATES                                                             0               0                0            0
r48  NON ORDINARY ITEMS                                                         0               0                0            0
r09  INCOME BEFORE INCOME TAXES                                         1,317,183              13          563,023           10
r10  INCOME TAXES                                                         483,004               5          198,013            3
r11  INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS                         834,179               8          365,010            6
r14  DISCONTINUED OPERATIONS                                                    0               0                0            0
r18  NET CONSOLIDATED INCOME                                              834,179               8          365,010            6
r19  NET INCOME OF MINORITY INTEREST                                      218,301               2           15,921            0
r20  NET INCOME OF MAJORITY INTEREST                                      615,878               6          349,089            6

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

 REF
  R                     CONCEPTS                                              CURRENT YEAR                    PREVIOUS YEAR
-----                   --------                                       --------------------------       -----------------------
                                                                         AMOUNT                %          AMOUNT             %
                                                                       ----------             ---       ----------          ---
rt01  NET SALES                                                        10,532,672             100        5,724,861          100
rt21  DOMESTIC                                                          3,216,177              31        1,695,587           30
rt22  FOREIGN                                                           7,316,495              69        4,029,274           70
rt23  TRANSLATED INTO DOLLARS (***)                                       707,023                          372,989

rt08  OTHER INCOME AND (EXPENSE), NET                                      48,981             100           27,444          100
rt49  OTHER INCOME AND (EXPENSE), NET                                      46,956              96           27,444          100
rt34  EMPLOYEES' PROFIT SHARING EXPENSES                                   (2,025)             (4)               0            0
rt35  DEFERRED EMPLOYEES' PROFIT SHARING                                        0               0                0            0

rt06  COMPREHENSIVE FINANCING RESULT                                       24,944             100           91,254          100
rt24  INTEREST EXPENSE                                                     14,938              60            5,859            6
rt42  GAIN (LOSS) ON RESTATEMENT OF UDI'S                                       0               0                0            0
rt45  OTHER FINANCE COSTS                                                       0               0                0            0
rt26  INTEREST INCOME                                                       3,516              14           99,329          109
rt46  OTHER FINANCIAL PRODUCTS                                                  0               0                0            0
rt25  FOREIGN EXCHANGE GAIN (LOSS), NET                                    36,366             146           28,955           32
rt28  RESULT FROM MONETARY POSITION                                             0               0          (31,171)         (34)

rt10  INCOME TAXES                                                        483,004             100          198,013          100
rt32  INCOME TAX                                                           54,460              11          (46,333)         (23)
rt33  DEFERRED INCOME TAX                                                 428,544              89          244,346          123

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

REF
RT                    CONCEPTS                    CURRENT YEAR     PREVIOUS YEAR
---                   --------                    ------------     -------------
                                                     AMOUNT            AMOUNT
                                                  ------------     -------------
rt47  OPERATIVE DEPRECIATION AND ACCUMULATED
      IMPAIRMENT LOSSES                              163,935           124,861

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                 FROM JANUARY 1 TO SEPTEMBER 30 OF 2008 AND 2007
                              (thousands of pesos)

REF
 C                            CONCEPTS                                        CURRENT YEAR     PREVIOUS YEAR
---                           --------                                        ------------     -------------
                                                                                 AMOUNT            AMOUNT
                                                                              ------------     -------------
c01   CONSOLIDATED NET INCOME                                                   2,351,153        1,660,779
c02   + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH                     1,650,976          849,846
c03   RESOURCES FROM NET INCOME FOR THE YEAR                                    4,002,129        2,510,625
c04   RESOURCES PROVIDED OR USED IN OPERATION                                  (2,595,144)        (479,494)
c05   RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES                     1,406,985        2,031,131
c06   RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES              574,690          (44,769)
c07   RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES            1,169,156        2,420,163
c08   RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES            1,743,846        2,375,394
c09   RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES                   (8,925,457)        (522,058)
c10   NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS               (5,774,626)       3,884,467
c11   CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD                6,396,155        2,204,032
c12   CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD                        621,529        6,088,499

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                           BREAKDOWN OF MAIN CONCEPTS
                              (thousands of pesos)

REF
 C                            CONCEPTS                                        CURRENT YEAR     PREVIOUS YEAR
---                           --------                                        ------------     -------------
                                                                                 AMOUNT            AMOUNT
                                                                              ------------     -------------
c02   + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH                     1,650,976          849,846
c13   DEPRECIATION AND AMORTIZATION FOR THE YEAR                                  430,097          379,376
c41   + (-) OTHER ITEMS                                                         1,220,879          470,470

c04   RESOURCES PROVIDED OR USED IN OPERATION                                  (2,595,144)        (479,494)
c18   + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE                         (1,402,864)        (411,553)
c19   + (-) DECREASE (INCREASE) IN INVENTORIES                                 (3,053,291)        (307,364)
c20   + (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE                      (12,484)         (15,161)
c21   + (-) INCREASE (DECREASE) IN SUPPLIERS                                    1,864,394          452,972
c22   + (-) INCREASE (DECREASE) IN OTHER LIABILITIES                                9,101         (198,388)

c06   RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES              574,690          (44,769)
c23   + BANK FINANCING                                                          1,483,366                0
c24   + STOCK MARKET FINANCING                                                        (56)             (62)
c25   + DIVIDEND RECEIVED                                                               0                0
c26   OTHER FINANCING                                                                   0                0
c27   BANK FINANCING AMORTIZATION                                                (927,583)               0
c28   (-) STOCK MARKET FINANCING AMORTIZATION                                           0                0
c29   (-) OTHER FINANCING AMORTIZATION                                                  0                0
c42   + (-) OTHER ITEMS                                                            18,963          (44,707)

C07   RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES            1,169,156        2,420,163
c30   + (-) INCREASE (DECREASE) IN CAPITAL STOCK                                  112,269          267,163
c31   (-) DIVIDENDS PAID                                                                0                0
c32   + PREMIUM ON ISSUANCE OF SHARES                                           1,056,887        2,153,000
c33   + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                                       0                0
c43   + (-) OTHER ITEMS                                                                 0                0

c09   RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES                   (8,925,457)        (522,058)
c34   + (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS                       (8,470,226)               0
c35   (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                           (377,014)        (466,267)
c36   (-) INCREASE IN CONSTRUCTION PROGRESS                                             0                0
c37   + SALE OF OTHER PERMANENT INVESTMENTS                                             0                0
c38   + SALE OF TANGIBLE FIXED ASSETS                                                   0                0
c39   + (-) OTHER ITEMS                                                           (78,217)         (55,791)

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                      STATE OF CASH FLOW (INDIRECT METHOD)
                 FROM JANUARY 1 TO SEPTEMBER 30 OF 2008 AND 2007
                              (thousands of pesos)

REF
 C                            CONCEPTS                                        CURRENT YEAR     PREVIOUS YEAR
---                           --------                                        ------------     -------------
                                                                                 AMOUNT            AMOUNT
                                                                              ------------     -------------
      ACTIVITIES OF OPERATION
e01   INCOME (LOSS) BEFORE INCOME TAXES                                         3,559,768        2,401,012
e02   + (-) ITEMS NOT REQUIRING CASH                                              450,000                0
e03   + (-) ITEMS RELATED TO INVESTING ACTIVITIES                                 319,972          142,067
e04   + (-) ITEMS RELATED TO FINANCING ACTIVITIES                                  29,218           19,465
e05   CASH FLOW BEFORE INCOME TAX                                               4,358,958        2,562,544
e06   CASH FLOW PROVIDED OR USED IN OPERATION                                  (3,032,880)        (749,257)
e07   CASH FLOW PROVIDED OF OPERATING ACTIVITIES                                1,326,078        1,813,287
      INVESTMENT ACTIVITIES
e08   NET CASH FLOW FROM INVESTING ACTIVITIES                                  (8,802,003)        (284,749)
e09   CASH FLOW AFTER INVESTING ACTIVITIES                                     (7,475,925)       1,528,538
      FINANCING ACTIVITIES
e10   NET CASH FROM FINANCING ACTIVITIES                                        1,714,628        2,355,929
e11   NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                     (5,761,297)       3,884,467
e12   TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS                        (13,329)               0
e13   CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD                      6,396,155        2,204,032
e14   CASH AND CASH EQUIVALENTS AT THE END OF PERIOD                              621,529        6,088,499

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                      STATE OF CASH FLOW (INDIRECT METHOD)
                           BREAKDOWN OF MAIN CONCEPTS
                              (thousands of pesos)

REF
 C                            CONCEPTS                                        CURRENT YEAR     PREVIOUS YEAR
---                           --------                                        ------------     -------------
                                                                                 AMOUNT            AMOUNT
                                                                              ------------     -------------
e02   + (-) ITEMS NOT REQUIRING CASH                                              450,000                0
e15   + ESTIMATES FOR THE PERIOD                                                        0                0
e16   + PROVISIONS FOR THE PERIOD                                                 450,000                0
e17   + (-) OTHER UNREALIZED ITEMS                                                      0                0

e03   + (-) ITEMS RELATED TO INVESTING ACTIVITIES                                 319,972          142,067
e18   +   DEPRECIATION AND AMORTIZATION FOR THE PERIOD                            430,097          379,376
e19   (-) + GAIN OR LOSS ON SALE PROPERTY, PLANT AND EQUIPMENT                          0                0
e20   + IMPAIRMENT LOSS                                                                 0                0
e21   (-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES                          0                0
e22   (-) DIVIDENDS RECEIVED                                                            0                0
e23   (-) INTEREST INCOME                                                        (110,125)        (237,309)
e24   (-) + OTHER ITEMS                                                                 0                0

e04   + (-) ITEMS RELATED TO FINANCING ACTIVITIES                                  29,218           19,465
e25   + ACCRUED INTEREST                                                           29,218           19,465
e26   + (-) OTHER ITEMS                                                                 0                0

e06   CASH FLOW PROVIDED OR USED IN OPERATION                                  (3,032,880)        (749,257)
e27   + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE                         (1,402,864)        (411,553)
e28   + (-) DECREASE (INCREASE) IN INVENTORIES                                 (3,053,291)        (307,364)
e29   + (-)DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES                       (12,484)         (15,161)
e30   + (-) INCREASE DECREASE IN SUPPLIERS                                      1,864,394          452,972
e31   + (-)INCREASE DECREASE IN OTHER LIABILITIES                                (174,105)        (198,388)
e32   + (-) INCOME TAXES PAID OR RETURNED                                        (254,530)        (269,763)

e08   NET CASH FLOW FROM INVESTING ACTIVITIES                                  (8,802,003)        (284,749)
e33   (-) PERMANENT INVESTMENT IN SHARES                                       (8,470,226)               0
e34   + DISPOSITION OF PERMANENT INVESTMENT IN SHARES                                   0                0
e35   (-) INVESTMENT IN PROPERTY PLANT AND EQUIPMENT                             (377,014)        (466,267)
e36   + SALE OF PROPERTY PLANT AND EQUIPMENT                                            0                0
e37   (-) INVESTMENT IN INTANGIBLE ASSETS                                               0                0
e38   + DISPOSITION OF INTANGIBLE ASSETS                                                0                0
e39   + OTHER PERMANENT INVESTMENTS                                                     0                0
e40   + DISPOSITION OF OTHER PERMANENT INVESTMENTS                                      0                0
e41   + DIVIDEND RECEIVED                                                               0                0
e42   + INTEREST RECEIVED                                                         110,125          237,309
e43   + (-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS                       0                0
e44   + (-) OTHER ITEMS                                                           (64,888)         (55,791)

e10   NET CASH FROM FINANCING ACTIVITIES                                        1,714,628        2,355,929
e45   + BANK FINANCING                                                          1,483,366                0
e46   + STOCK MARKET FINANCING                                                        (56)             (62)
e47   + OTHER FINANCING                                                                 0                0
e48   (-) BANK FINANCING AMORTIZATION                                            (927,583)               0
e49   (-) STOCK MARKET FINANCING AMORTIZATION                                           0                0
e50   (-) OTHER FINANCING AMORTIZATION                                                  0                0
e51   + (-) INCREASE (DECREASE ) IN CAPITAL STOCK                                 112,269          267,163
e52   (-) DIVIDENDS PAID                                                                0                0
e53   + PREMIUM ON ISSUANCE OF SHARES                                           1,056,887        2,153,000
e54   + CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                                      0                0
e55   (-) INTEREST EXPENSE                                                        (29,218)         (19,465)
e56   (-) REPURCHASE OF SHARES                                                          0                0
e57   + (-) OTHER ITEMS                                                            18,963          (44,707)

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                 DATE PER SHARE
                                  CONSOLIDATED

REF                                                                             QUARTER OF PRESENT    QUARTER OF PREVIOUS
 D                                    CATEGORIES                                  FINANCIAL YEAR         FINANCIAL YEAR
---                                   ----------                                ------------------    -------------------
d01   BASIC PROFIT PER ORDINARY SHARE (**)                                          $ 3.85                 $ 3.64
d02   BASIC PROFIT PER PREFERRED SHARE (**)                                         $ 0.00                 $ 0.00
d03   DILUTED PROFIT PER ORDINARY SHARE (**)                                        $ 0.00                 $ 0.00
d04   EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)          $ 3.85                 $ 3.64
d05   DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)               $ 0.00                 $ 0.00
d08   CARRYING VALUE PER SHARE                                                      $35.68                 $30.97
d09   CASH DIVIDEND ACCUMULATED PER SHARE                                           $ 0.00                 $ 0.00
d10   DIVIDEND IN SHARES PER SHARE                                                    0.00 shares            0.00 shares
d11   MARKET PRICE TO CARRYING VALUE                                                  0.90 times             1.24 times
d12   MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE                                 8.32 times            10.54 times
d13   MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)                           0.00 times             0.00 times

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                     RATIOS
                                  CONSOLIDATED

REF                                                                             QUARTER OF PRESENT    QUARTER OF PREVIOUS
 P                                    CATEGORIES                                  FINANCIAL YEAR         FINANCIAL YEAR
---                                   ----------                                ------------------    -------------------
      YIELD
p01   NET INCOME TO NET SALES                                                          8.53%                  9.08%
p02   NET INCOME TO STOCKHOLDERS' EQUITY (**)                                         11.19%                  10.77%
p03   NET INCOME TO TOTAL ASSETS (**)                                                  7.51%                  8.07%
p04   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                                       0.00%                  0.00%
p05   INCOME DUE TO MONETARY POSITION TO NET INCOME                                    0.00%                 (0.46%)

      ACTIVITY
p06   NET SALES TO NET ASSETS (**)                                                  1.08 times              1.01 times
p07   NET SALES TO FIXED ASSETS (**)                                                3.51 times              2.93 times
p08   INVENTORIES TURNOVER (**)                                                     3.37 times              3.94 times
p09   ACCOUNTS RECEIVABLE IN DAYS OF SALES                                            36 days                34 days
p10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                                6.14%                  15.72%

      LEVERAGE
p11   TOTAL LIABILITIES TO TOTAL ASSETS                                               32.83%                  25.08%
p12   TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                                     0.49 times              0.33 times
p13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                               43.90%                  40.60%
p14   LONG-TERM LIABILITIES TO FIXED ASSETS                                            0.00%                  0.00%
p15   OPERATING INCOME TO INTEREST PAID                                            128.01 times            110.33 times
p16   NET SALES TO TOTAL LIABILITIES (**)                                           3.30 times              4.04 times

      LIQUIDITY
p17   CURRENT ASSETS TO CURRENT LIABILITIES                                         2.27 times              4.58 times
p18   CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES                          0.94 times              2.89 times
p19   CURRENT ASSETS TO TOTAL LIABILITIES                                           1.39 times              2.52 times
p20   AVAILABLE ASSETS TO CURRENT LIABILITIES                                         10.00%                 192.55%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.
                                 DIRECTOR REPORT
                                                                    CONSOLIDATED

Acquisition of Corporacion Aceros DM, S.A. de C.V.

On February 21, 2008, we entered into an agreement to acquire 100% of the shares of Corporacion Aceros DM, S.A. de C.V. and certain of its affiliates ("Grupo San"), and on May 30, 2008 said acquisition was consummated. Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San's operations are based in San Luis Potosi, Mexico. Its plants and 1,450 employees produce 600 thousand tons of finished products annually.

With this acquisition, Simec and Industrias CH, S.A.B. de C.V. ("ICH") position themselves as the second-largest producer of rebar and the largest steel producer in Mexico, with a production capacity of approximately 4.5 million tons of liquid steel and 3.8 million tons of finished products.

With this strategic acquisition, Simec and ICH will achieve a more diversified product mix, with 40% of sales in Mexico and 60% outside Mexico, both of which will allow them to better address the natural cycles of the steel industry on the domestic and global levels. Additionally, Simec has already identified significant synergies and economies of scale that will increase the company's operating margins. Grupo San's central location in San Luis Potosi, where Simec is not currently present, also represents a strong competitive advantage since it provides several strategic benefits mainly related to distribution, given its proximity to Mexico's main cities, sea ports, and borders.

In addition, Grupo San has aggressive expansion plans in its rebar business, which ICH and Simec will support and promote to satisfy the growing demand for this product, resulting from the Mexican Government's aggressive infrastructure plan.

The financial statements of Simec include the operations of Grupo San since June 1, 2008.

Pursuant to Mexican Financial Reporting Standards "Bulletin B-7 Acquisitions of Business," Simec is in the process of calculating the goodwill and other intangible assets in the acquisition of Grupo San.

Nine-Month Period Ended September 30, 2008 compared to Nine-Month Period Ended September 30, 2007

Net Sales

Net sales increased 51% to Ps. 27,567 million in the nine-month period ended September 30, 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,586 million) compared to Ps. 18,282 million in the same period of 2007. Shipments of finished steel products increased 17% to 2 million 357 thousand tons in the nine-month period ended September 30, 2008 (including the net sales generated by the newly acquired plants of Grupo San of 144 thousand tons) compared to 2 million 18 thousand tons in the same period of 2007. Total sales outside of Mexico in the nine-month period ended September 30, 2008 increased 53% to Ps. 19,489 million (including the net sales generated by the newly acquired plants of Grupo San of Ps. 97 million) compared with Ps. 12,767 million in the same period of 2007, while total Mexican sales increased 46% from Ps. 5,515 million in the nine-month period ended September 30, 2007 to Ps. 8,078 million in the same period of 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,489 million). The increase in sales can be explained due to higher shipments during the nine-month period ended September 30, 2008, compared with the same period in 2007 (339,000 tons increase) and 29% increase in the average price of steel products.

Direct Cost of Sales

Direct cost of sales increased 49% from Ps. 15,063 million in the nine-month period ended September 30, 2007 to Ps. 22,469 million in the same period 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 970 million). Direct cost of sales as a percentage of net sales represented 82% in the nine-month period ended September 30, 2008 compared to 82% in the same period of 2007. The increase in the direct cost of sales is attributable mainly to an increase of 28% in the average cost of raw materials used to produce steel products in the nine-month period ended September 30, 2008 versus the same period of 2007, primarily as a result of increases in the price of scrap and certain other raw materials, as well as a 17% increase in shipments.

Gross Profit

Gross profit in the nine-month period ended September 30, 2008 was Ps. 5,098 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 616 million) compared to Ps. 3,219 million in the same period of 2007. Gross profit as a percentage of net sales in the nine-month period ended September 30, 2008 was 18% compared to 18% in the same period of 2007. This increase in gross profit was principally due to an increase of 17% in sales volume.

Operating Expenses

Operating expenses increased 27% to Ps. 1,358 million in the nine-month period ended September 30, 2008 (including the operating expenses by the newly acquired plants of Grupo San of Ps. 202 million) compared to Ps. 1,071 million in the same period of 2007 and represented 5% of net sales in the nine-month period ended September 30, 2008 and 6% of net sales in the same period of 2007.

Operating Profit

Operating profit increased 74% to Ps. 3,740 million in the nine-month period ended September 30, 2008 (including the operating profit by the newly acquired plants of Grupo San of Ps. 414 million) compared to Ps. 2,148 million in the same period of 2007. Operating profit as a percentage of net sales was 14% in the nine-month period ended September 30, 2008 compared to 12% in the same period of 2007. The increase in the operating profit was due principally to an increase of 17% in sales volume.

Comprehensive Financial Cost

Comprehensive financial cost in the nine-month period ended September 30, 2008 represented an expense of Ps. 233 million compared with a gain of Ps. 208 million in the same period of 2007. Net interest income was Ps. 81 million in the nine-month period ended September 30, 2008 compared with net interest income of Ps. 218 million in the same period of 2007, reflecting the use of cash and debt for the acquisition of Grupo San. At the same time, we registered an exchange loss of Ps. 314 million in the nine-month period ended September 30, 2008 compared with an exchange loss of Ps. 2 million in the same period of 2007, reflecting a 0.7% increase in the value of the peso versus the dollar at September 30, 2008 compared to December 31, 2007.

Other Expenses (Income) net

The company recorded other income net of Ps. 53 million in the nine-month period ended September 30, 2008 compared to other income net of Ps. 45 million in the same period of 2007.

Income Taxes

Income Taxes recorded Ps. 1,209 million in the nine-month period ended September 30, 2008 compared to Ps. 740 million in the same period of 2007.

Net Profit

As a result of the foregoing, net profit increased by 42% to Ps. 2,351 million in the nine-month period ended September 30, 2008 from Ps. 1,661 million in the same period of 2007.

Liquidity and Capital Resources

At September 30, 2008, Simec's total consolidated debt consisted of U.S. $54.8 million; U.S. $30 million is a credit bank, U.S. $21.5 million is a credit from GE Capital and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at September 30, 2008 was U.S. $380,583). At December 31, 2007, Simec's total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at December 31, 2007 was U.S. $363,703).

Net resources provided by operations were Ps. 1,407 million in the nine-month period ended September 30, 2008 versus Ps. 2,031 million of net resources provided by operations in the same period of 2007. Net resources provided by financing activities were Ps. 1,744 million in the nine-month period ended September 30, 2008 (which amount includes the capital increase of Ps. 1,169 million in July 2008) versus Ps. 2,375 million of net resources provided by financing activities in the same period of 2007 (which amount includes the capital increase of Ps. 2,420 million in February 2007). Net resources used in investing activities (to acquire property, plant and equipment, other non-current assets and liabilities) were Ps. 8,925 million in the nine-month period ended September 30, 2008 (which amount includes Ps. 8,437 million used in the acquisition of Grupo San) versus net resources used in investing activities (to acquire property, plant and equipment and other non-current assets and liabilities) of Ps. 522 million in the same period of 2007.

Comparative Third Quarter 2008 vs. Second Quarter 2008

Net Sales

Net sales increased 8% from Ps. 9,746 million for the second quarter 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 513 million) to Ps. 10,533 million for the third quarter 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,073 million). Sales in tons of finished steel decreased 3% to 795 thousand tons in the third quarter 2008 compared with 817 thousand tons in the second quarter 2008. The total sales outside of Mexico for the third quarter 2008 increased 8% to Ps. 7,317 million compared with Ps. 6,749 million for the second quarter 2008. Total Mexican sales increased 7% to Ps. 3,216 million in the third quarter 2008 from Ps. 2,997 million in the second quarter 2008. Prices of finished products sold in the third quarter 2008 increased approximately 11% compared to the second quarter 2008.

Direct Cost of Sales

Direct cost of sales increased 13% from Ps. 7,693 million in the second quarter 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 308 million) to Ps. 8,726 million for the third quarter 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 663 million). With respect to sales, in the third quarter 2008, the direct cost of sales represents 83% compared to 79% for the second quarter 2008. The average cost of raw materials used to produce steel products increased 17% in the third quarter 2008 versus the second quarter 2008, primarily as a result of increases in the price of scrap and certain other raw materials

Gross Profit

Gross profit for the third quarter 2008 decreased 12% to Ps. 1,807 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 410 million) compared to Ps. 2,053 million in the second quarter 2008 (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 205 million).

The gross profit as a percentage of net sales for the third quarter 2008 was 17% compared with 21% for the second quarter 2008. The decrease in gross profit was principally due to the decrease in sales volume.

Operating Expenses

Operating expenses increased 30% to Ps. 564 million in the third quarter 2008 (including the operating expenses by the newly acquired plants of Grupo San of Ps. 149 million) compared to Ps. 434 million for the second quarter 2008 (including the operating expenses by the newly acquired plants of Grupo San of Ps. 53 million). Operating expenses as a percentage of net sales represented 5% during the third quarter 2008 compared to 4% in the second quarter 2008.

Operating Profit

Operating profit decreased 23% from Ps. 1,619 million in the second quarter 2008 (including the operating profit by the newly acquired plants of Grupo San of Ps. 152 million) to Ps. 1,243 million for the third quarter 2008 (including the operating profit by the newly acquired plants of Grupo San of Ps. 261 million). The operating profit as a percentage of net sales in the third quarter 2008 was 12% compared to 17% in the second quarter 2008. The decrease in operating profit was principally due to the decrease in tons shipped.

Comprehensive Financial Cost

Comprehensive financial cost for the third quarter 2008 represented an income of Ps. 25 million compared with an expense of Ps. 197 million for the second quarter 2008. Net interest expense was Ps. 11 million in the third quarter 2008 compared with Ps. 37 million of net interest income in the second quarter 2008. At the same time, we registered an exchange gain of Ps. 36 million in the third quarter 2008 compared with an exchange loss of Ps. 234 million in the second quarter 2008.

Other Expenses (Income) net

The company recorded other income net of Ps. 49 million in the third quarter 2008 compared with other expense net of Ps. 2 million for the second quarter 2008.

Income Taxes

Income taxes for the third quarter 2008 was an expense of Ps. 483 million compared to Ps. 495 million of expense for the second quarter 2008.

Net Profit

As a result of the foregoing, net profit was Ps. 834 million in the third quarter 2008 compared to Ps. 925 million of net profit in the second quarter 2008.

Comparative Third Quarter 2008 vs. Third Quarter 2007

Net Sales

Net sales increased 84% from Ps. 5,725 million for the third quarter 2007 compared with Ps. 10,533 million for the same period in 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,073 million). Sales in tons of finished steel increased 25% to 795 thousand tons in the third quarter 2008 compared with 635 thousand tons in the same period 2007. The total sales outside of Mexico for the third quarter 2008 increased 82% to Ps. 7,317 million compared with Ps. 4,029 million for the same period 2007. Total Mexican sales increased 90% to Ps. 3,216 million in the third quarter 2008 from Ps. 1,696 millions in the same period 2007. Prices of finished products sold in the third quarter 2008 increased approximately 47% compared to the third quarter 2007.

Direct Cost of Sales

Direct cost of sales increased 77% from Ps. 4,927 million in the third quarter 2007 to Ps. 8,726 million for the same period 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 663 million). With respect to sales, in the third quarter 2008, the direct cost of sales represents 83% compared to 86% for the same period 2007. The average cost of raw materials used to produce steel products increased 41% in the third quarter 2008 versus the third quarter 2007, primarily as a result of increases in the price of scrap and certain other raw materials.

Gross Profit

Gross profit for the third quarter 2008 increased 126% to Ps. 1,807 million (including the gross profit generated by the newly acquired plants of Grupo San of Ps. 410 million) compared to Ps. 798 million in the same period 2007. The gross profit as a percentage of net sales for the third quarter 2008 was 17% compared with 14% for the same period 2007. The increase in gross profit was principally due to the increase in tons shipped.

Operating Expenses

Operating expenses increased 60% to Ps. 564 million in the third quarter 2008 (including the operating expenses by the newly acquired plants of Grupo San of Ps. 149 million) compared to Ps. 353 million for the same period 2007. Operating expenses as a percentage of net sales represented 5% during the third quarter 2008 compared to 6% of the same period 2007.

Operating Profit

Operating profit increased 179% from Ps. 445 million in the third quarter 2007 to Ps. 1,243 million for the same period 2008 (including the operating profit by the newly acquired plants of Grupo San of Ps. 261 million). The operating profit as a percentage of net sales in the third quarter 2008 was 12% compared to 8% in the same period 2007. The increase in operating profit was due principally to an increase of 25% in sales volume.

Comprehensive Financial Cost

Comprehensive financial cost for the third quarter 2008 represented a gain of Ps. 25 million compared with a gain of Ps. 91 million for the third quarter 2007. Net interest expense was Ps. 11 million in the third quarter 2008 compared with Ps. 93 million in the third quarter 2007. At the same time, we registered an exchange gain of Ps. 36 million in the third quarter 2008 compared with an exchange gain of Ps. 29 million in the third quarter 2007.

Other Expenses (Income) net

The company recorded other income net of Ps. 49 million for the third quarter 2008 compared with other income net of Ps. 27 million for the same period 2007.

Income Taxes

Income taxes for the third quarter 2008 increased to Ps. 483 million compared to Ps. 198 million for the same period 2007.

Net Profit

As a result of the foregoing, net profit increased by 128% to Ps. 834 million in the third quarter 2008 from Ps. 365 million in the third quarter 2007.

                                                                            2008
                             Nine months ended       Nine months ended       vs.
                             September 30, 2008     September 30, 2007      2007
                             ------------------     ------------------      ----
Sales                              27,567                 18,282             51%
Cost of Sales                      22,469                 15,063             49%
Gross Profit                        5,098                  3,219             58%
Operating Expenses                  1,358                  1,071             27%
Operating Profit                    3,740                  2,148             74%
EBITDA                              4,170                  2,527             65%
Net Profit                          2,351                  1,661             42%
Sales Outside Mexico               19,489                 12,767             53%
Sales in Mexico                     8,078                  5,515             46%
Total Sales (tons)                  2,357                  2,018             17%

                                                                        3Q08 vs.       3Q08 vs.
   (Millions of pesos)          3Q08          2Q08         3Q07           2Q08           3Q07
------------------------       ------        -----        -----         --------       --------
Sales                          10,533        9,746        5,725              8%            84%
Cost of Sales                   8,726        7,693        4,927             13%            77%
Gross Profit                    1,807        2,053          798            (12%)          126%
Operating Expenses                564          434          353             30%            60%
Operating Profit                1,243        1,619          445            (23%)          179%
EBITDA                          1,407        1,755          569            (20%)          147%
Net Profit                        834          925          365            (10%)          128%
Sales Outside Mexico            7,317        6,749        4,029              8%            82%
Sales in Mexico                 3,216        2,997        1,696              7%            90%
Total Sales (tons)                795          817          635             (3%)           25%

                               Thousands of    Millions of   Average price    Thousands of    Millions of    Average price
                                tons nine      pesos nine     per ton nine     tons nine       pesos nine    per ton nine
                               months ended   months ended    months ended    months ended    months ended   months ended
                              September 30,   September 30,   September 30,   September 30,   September 30,  September 30,
Product                            2008           2008            2008            2007            2007            2007
----------------              -------------   -------------   -------------   -------------   -------------  -------------
SBQ                              1,699           20,731          12,202          1,449           13,895          9,589
Light Structural                   142            1,448          10,197            217            1,705          7,857
Structural                         150            1,608          10,720            171            1,395          8,158
Rebar                              321            3,198           9,963            180            1,247          6,928
Others                              45              582              --              1              401             --
Total                            2,357           27,567          11,696          2,018           18,282          9,059

                         Thousands   Millions    Average    Thousands   Millions    Average     Thousands   Millions     Average
                          of tons    of pesos   price per    of tons    of pesos   price per     of tons    of pesos    price per
Product                    3Q08        3Q08     ton 3Q08      2Q08        2Q08     ton 2Q08       3Q07        3Q07      ton 3Q07
-------                  ---------   --------   ---------   ---------   --------   ---------    ---------   --------    ---------
SBQ                         555        7,858     14,159       579        7,124      12,304         467       4,429       9,484
Light Structural             41          482     11,756        47          512      10,894          60         487       8,117
Structural                   40          488     12,200        55          616      11,200          50         400       8,000
Rebar                       127        1,324     10,425       124        1,325      10,685          58         388       6,690
Others                       32          381         --        12          169          --          --          21          --
Total                       795       10,533     13,249       817        9,746      11,929         635       5,725       9,016

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions, which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 2 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                            FINANCIAL STATEMENT NOTES
                                                                    CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries ("the Company") are subsidiaries of Industrias CH, S.A. de C.V. ("ICH"), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - Below is a summary of the most significant accounting policies and practices used in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards
(MFRS), which include Bulletins and Circulars issued by the Accounting Principles Commission (CPC) of the Mexican Institute of Public Accountants
(IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera, A.C. (CINIF).

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG") assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. ("Simec") controlled before the restructuring.

The main subsidiaries of CSG are the following:

o     Compania Siderurgica de California, S.A. de C.V.

o     Industrias del Acero y del Alambre, S.A. de C.V.

o     Pacific Steel Inc.

o     SimRep Corporation and PAV Republic and Subsidiaries

o     Corporacion Aceros DM, S.A. de C.V.

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - Domestic subsidiaries' inventories are recorded initially at average cost under the direct costing system. Foreign subsidiaries' inventories are valued on a last-in, first-out (LIFO). For translation effects into MFRS the inventories have been adjusted from LIFO to average cost under the direct costing system.

Billet finished goods and work in process, raw materials and materials, supplies and rollers - At the average cost.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e. Derivative financial instruments - The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

To mitigate the risks associated with changes in natural gas prices occurring naturally as a result of the supply and demand on international markets, the Company uses natural gas cash-flow exchange contracts or natural gas swaps to offset fluctuations in the price of natural gas, whereby the Company receives a floating price and pays a fixed price. Fluctuations in natural gas prices from volumes consumed are recognized as part of the Company's operating costs.

Derivative financial instruments are recognized in the balance sheet at fair value, which is initially represented by the amount of consideration agreed on. Such fair value is restated at the end of each month based on the new estimate. The Company periodically evaluates the changes in the cash flows of derivative instruments to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. In 2008, 2007 and 2006, the fair value of derivatives not qualifying as accounting hedging instruments was recorded currently against results of operations in the year. In the case of instruments qualifying as derivative accounting hedging instruments of the cash flow type, the fair value and subsequent changes were recorded under stockholders' equity as Comprehensive income, net of the deferred tax effect.

The effectiveness of hedging instruments is determined at the time the derivative financial instruments are designated as hedging, and this is evaluated periodically. A highly effective instrument is such in which the changes in the fair value of cash flows of primary position are offset on a periodic or cumulative basis, by the changes in the fair value or cash flows of the hedging instruments within a range of 80% and 125%.

At September 30, 2008, the Company has contracts for hedging risks associated with natural gas prices, that are estimated and recognized according to the MFRS C-10 "Derivative Financial Instruments".

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index ("NCPI") from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin, until December 31, 2007. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The estimated useful lives of assets as of September 30, 2008 are as follows:

                                                         Years
                                                         -----
            Buildings .............................    15 to 50
            Machinery and equipment ...............    10 to 40
            Buildings and improvements (Republic)..    10 to 25
            Land improvements (Republic) ..........     5 to 25
            Machinery and equipment (Republic) ....     5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Income taxes - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

k. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for monetary assets and liabilities.

- Applying the prevailing historical exchange rate for nonmonetary assets and liabilities and for stockholders' equity accounts.

- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period

- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders' equity under the accumulated effect by conversion forming part of the Comprehensive Income.

l. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at September 30, 2008 sales to five customers accounted for approximately 29.8% of the Republic's sales. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

(2) Financial Debt:

At September 30, 2008, Simec's total consolidated debt consisted of U.S. $54.8 million; U.S. $30 million is a credit bank, U.S. $21.5 million is a credit from GE Capital and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at September 30, 2008 was U.S. $380,583). At December 31, 2007, Simec's total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest at December 31, 2007 was U.S. $363,703).

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 11,804 (U.S. $1,093,762) at September 30, 2008, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                         RELATIONS OF SHARES INVESTMENTS
                                  CONSOLIDATED

                                                                                                               NUMBER
                  COMPANY NAME                                              MAIN ACTIVITIES                  OF SHARES     OWNERSHIP
                  ------------                                              ---------------                  ---------     ---------
SUBSIDIARIES
Cia Siderurgica de Guadalajara                                                Sub-Holding                                     99.99
Simec International                                              Production and sales of steel products                       99.99
Arrendadora Simec                                                Production and sales of steel products                      100.00
Controladora Simec                                                            Sub-Holding                                    100.00
Pacific Steel                                                                Scrap purchase                                  100.00
Cia. Siderurgica del Pacifico                                                 Rent of land                                    99.99
Coordinadora de Servicios Siderurgicos de Calidad                       Administrative services                              100.00
Comercializadora Simec                                                  Sales of steel products                               99.99
Industrias del Acero y del Alambre                                      Sales of steel products                               99.99
Procesadora Mexicali                                                         Scrap purchase                                   99.99
Servicios Simec                                                         Administrative services                              100.00
Sistemas de Transporte de Baja California                                   Freight services                                 100.00
Operadora de Metales                                                    Administrative services                              100.00
Operadora de Servicios Siderurgicos de Tlaxcala                         Administrative services                              100.00
Administradora de Servicios Siderurgicos de Tlaxcala                    Administrative services                              100.00
Operadora de Servicios de la Industria Siderurgica                      Administrative services                              100.00
SimRep                                                                        Sub-Holding                                     50.22
PAV Republic                                                     Production and sales of steel products                       50.22
CSG Comercial                                                           Sales of steel products                               99.95
Comercializadora de Aceros de Tlaxcala                                  Sales of steel products                               99.95
Siderurgica de Baja California                                          Sales of steel products                               99.95
Corporacion Aceros DM                                            Production and sales of steel products                      100.00
Productos Siderurgicos Tlaxcala                                         Sales of steel products                              100.00
Comercializadora MSAN                                                   Sales of steel products                              100.00
Comercializadora Aceros DM                                              Sales of steel products                              100.00
Promotora de Aceros San Luis                                            Sales of steel products                              100.00
TOTAL INVESTMENT IN SUBSIDIARIES
ASSOCIATEDS
                                                                                                                                  0
TOTAL INVESTMENT IN ASSOCIATEDS                                                                                                   0
OTHER PERMANENT INVESTMENTS                                                                                                    0.00
TOTAL                                                                                                                             0

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                               CREDITS BREAK DOWN
                          (THOUSANDS OF MEXICAN PESOS)

                                                                    CONSOLIDATED

                                                      Denominated in Pesos                      Denominated in Foreign Currency
Credit Type /      Amortization Rate of               (Thousands of Pesos)                           (Thousands of Pesos)
Institution            Date     Interest                  Time Interval                                  Time Interval
-------------      ------------ --------  --------------------------------------------  --------------------------------------------
                                                                                 Until                                         Until
                                                                                   5                                             5
                                                     Until  Until  Until  Until  Years             Until  Until  Until  Until  Years
                                           Current     1      2      3      4     or    Current      1      2      3      4     or
                                            Year      Year  Years  Years  Years  More     Year      Year  Years  Years  Years  More
                                          ---------  -----  -----  -----  -----  -----  -------    -----  -----  -----  -----  -----
BANKS
Banco Inbursa,                    Libor +
S.A.                29/05/2009    1.45            0    0      0      0      0      0           0  323,757   0      0      0      0
                                  Libor +
GE Capital          20/05/2009    0.25                                                            232,026

TOTAL BANKS                                       0    0      0      0      0      0           0  555,783   0      0      0      0

LISTED IN
THE STOCK EXCHANGE
UNSECURED DEBT
Medium Term Notes   15/12/1998    9.33            0    0      0      0      0      0       3,226        0   0      0      0      0

TOTAL STOCK
EXCHANGE                                          0    0      0      0      0      0       3,226        0   0      0      0      0

SUPPLIERS
Various                                     733,014    0      0      0      0      0   3,481,337        0   0      0      0      0

TOTAL SUPPLIERS                             733,014           0      0      0      0   3,481,337        0   0      0      0      0

OTHER LOANS WITH
COST

TOTAL                                             0    0      0      0      0      0           0        0   0      0      0      0

OTHER CURRENT
LIABILITIES
WITHOUT COST
Various                                     596,440    0      0      0      0      0     400,455        0   0      0      0      0
TOTAL                                       596,440    0      0      0      0      0     400,455        0   0      0      0      0

TOTAL                                     1,329,454    0      0      0      0      0   3,885,018  555,783   0      0      0      0

NOTES: The exchange rate of the peso to the U.S. Dollar at September 30, 2008 was Ps. 10.7919

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                       MONETARY FOREIGN CURRENCY POSITION
                          (Thousands of Mexican Pesos)

                                                                    CONSOLIDATED

                                                             DOLLARS                          OTHER CURRENCIES              TOTAL
                                                  ---------------------------           ---------------------------       ---------
                                                  THOUSANDS         THOUSANDS           THOUSANDS         THOUSANDS       THOUSANDS
   FOREIGN CURRENCY POSITION                      OF DOLLARS         OF PESOS           OF DOLLARS         OF PESOS        OF PESOS
   -------------------------                      ----------        ---------           ----------        ---------       ---------
TOTAL ASSETS                                        333,756         3,601,849                 1                16         3,601,865

LIABILITIES POSITION                                411,190         4,437,522               304             3,279         4,440,801
SHORT TERM LIABILITIES POSITION                     411,190         4,437,522               304             3,279         4,440.801
LONG TERM LIABILITIES POSITION                            0                 0                 0                 0                 0

NET BALANCE                                         (77,434)         (835,673)             (303)           (3,263)         (838,936)

NOTES

      THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT SEPTEMBER 30, 2008 WAS PS. 10.7919

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                DEBT INSTRUMENTS

                                                                    CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

                                MEDIUM TERM NOTES

      A)    Current assets to current liabilities must be 1.0 times or more.

      B)    Total liabilities to total assets do not be more than 0.60.

      C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

      This notes was offered in the international market.

                      ACTUAL SITUATION OF FINANCIAL LIMITED

      MEDIUM TERM NOTES

      A)    Accomplished the actual situation is 2.27 times.

      B)    Accomplished the actual situation is 0.33

      C)    Accomplished the actual situation is 142.73

      As of September 30, 2008, the remaining balance of the MTNs not exchanged amounts to Ps. 3,226 ($302,000 dollars).

      C.P. Jose Flores Flores
      Chief Financial Officer

                   BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                                                    CONSOLIDATED

                                                                                                   PLANT         UTILIZATION
          PLANT OR CENTER                               ECONOMIC ACTIVITY                        CAPACITY            (%)
          ---------------                               -----------------                        --------        -----------
GUADALAJARA MINI MILL                         PRODUCTION AND SALES OF STEEL PRODUCTS                 480            83.21
MEXICALI MINI MILL                            PRODUCTION AND SALES OF STEEL PRODUCTS                 250            88.06
INDUSTRIAS DEL ACERO Y DEL ALAMBRE            SALE OF STEEL PRODUCTS                                   0                0
APIZACO AND CHOLULA PLANTS                    PRODUCTION AND SALES OF STEEL PRODUCTS                 460            88.10
CANTON CASTER FACILITY                        PRODUCTION OF BILLET                                 1,380            69.30
LORAIN CASTER FACILITY                        PRODUCTION OF BILLET                                 1,150            86.90
LORAIN HOT-ROLLING MILL                       PRODUCTION AND SALES OF STEEL PRODUCTS                 840            78.70
LACKAWANNA HOT-ROLLING MILL                   PRODUCTION AND SALES OF STEEL PRODUCTS                 600            85.00
MASSILLON COLD-FINISH FACILITY                PRODUCTION AND SALES OF STEEL PRODUCTS                 125            79.30
GARY COLD-FINISH FACILITY                     PRODUCTION AND SALES OF STEEL PRODUCTS                  70            51.90
ONTARIO COLD-FINISH FACILITY                  PRODUCTION AND SALES OF STEEL PRODUCTS                  60            50.60

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                               MAIN RAW MATERIALS

                                                                    CONSOLIDATED

                                                                                DOMESTIC          COST
  DOMESTIC          MAIN SUPPLIERS           FOREIGN        MAIN SUPPLIERS    SUBSTITUTION    PRODUCTION (%)
  --------          --------------           -------        --------------    ------------    --------------
PLANTS IN USA                           SCRAP                   VARIOUS           NO              26.90
SCRAP                  VARIOUS          PLANTS IN MEXICO                          YES             54.01
PLANTS IN USA                           COKE                    VARIOUS           NO              14.70
PLANTS IN USA                           PELLETS                 VARIOUS           NO               8.80
FERROALLOYS            VARIOUS          PLANTS IN MEXICO                          YES              7.17
PLANTS IN USA                           FERROALLOYS             VARIOUS           NO              12.60
ELECTRODES             VARIOUS          PLANTS IN MEXICO        VARIOUS           YES              1.55
PLANTS IN USA                           ELECTRODES              VARIOUS           NO               1.00

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                                                    CONSOLIDATED

                                 DOMESTIC SELLS

   MAIN PRODUCTS                        NET SALES            MAIN DESTINATION
   -------------                  ---------------------   ----------------------
                                  VOLUME       AMOUNT     TRADEMARKS   COSTUMERS
                                  ------     ----------   ----------   ---------
STRUCTURAL PROFILES                 113       1,237,651
COMMERCIAL PROFILES                  42         454,464
REBAR                               236       2,464,909
FLAT BAR                             68         664,379
STEEL BARS                          249       2,674,867
OTHER                                 3         143,320
BILLET                               20         183,340
MALLA                                 9          98,365
CASTILLOS                             6          76,093
ALAMBRON                              7          81,143
TOTAL                                         8,078,531

FOREIGN SALES                                19,488,801
TOTAL                                        27,567,332

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                                                    CONSOLIDATED

                                  FOREIGN SELLS

   MAIN PRODUCTS                        NET SALES                  MAIN
   -------------                  ---------------------   ----------------------
                                  VOLUME       AMOUNT     TRADEMARKS   COSTUMERS
                                  ------     ----------   ----------   ---------
EXPORTS
STRUCTURAL PROFILES                  37         370,395
COMMERCIAL PROFILES                  19         184,446
REBAR                                85         733,392
STEEL BARS                           37         414,523
FLAT BAR                             13         144,982
BILLET                                0               0
FOREIGN SUBSIDIARIES
HOT-ROLLED BARS                     771       9,927,650
COLD-FINISHED BARS                  106       1,842,046
SEMI-FINISHED SEAMLESS
TUBE ROUNDS                         311       3,223,520
OTHER SEMI-FINISHED
TRADE PRODUCTS                      225       2,647,847
TOTAL                                        19,488,801

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                            CONSTRUCTION IN PROGRESS

                                                                    CONSOLIDATED

THE PROJECTS IN PROGRESS AT SEPTEMBER 30, 2008, ARE:

       PROJECTS IN PROGRESS                                     TOTAL INVESTMENT

PROJECTS IN REPUBLIC                                                 220,791
PROJECTS IN MEXICALI                                                 144,148
PROJECTS IN TLAXCALA                                                  18,702
PROJECTS IN GUADALAJARA                                               39,653
PROJECTS IN SAN LUIS (GRUPO SAN)                                       3,760
                                                                     -------
TOTAL INVESTMENT AT SEPTEMBER 30, 2008                               427,054
                                                                     -------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.


   TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF
            FOREIGN OPERATIONS INFORMATION RELATED TO BULLETIN B-15

                                                                    CONSOLIDATED

Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for assets and liabilities.

- Applying the prevailing historical exchange rate for stockholders' equity accounts.

- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period

- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders' equity under the accumulated effect by conversion forming part of the Comprehensive Income.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                                                    CONSOLIDATED

                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES

         NOMINAL   VALID                                                               CAPITAL STOCK
SERIES    VALUE    CUPON                      NUMBER OF SHARES                     (Thousands of Pesos)
------   -------   -----   ---------------------------------------------------     --------------------
                             FIXED         VARIABLE                   FREE
                            PORTION        PORTION      MEXICAN    SUSCRIPTION      FIXED      VARIABLE
                           ----------    -----------    -------    -----------     -------    ---------
  B                        90,850,050    406,859,164       0       497,709,214     441,786    1,978,444
TOTAL                      90,850,050    406,859,164       0       497,709,214     441,786    1,978,444

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 497,709,214

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                                                    CONSOLIDATED

R20: PRO FORMA FINANCIAL INFORMATION

      The following combined pro forma financial information (unaudited) is based on the Company's historical financial statements, adjusted to include the effects of the acquisition of Grupo San.

      The pro forma information (unaudited) assumes that the acquisition was conducted at the beginning of 2008 and 2007, respectively, and is based on the available information and certain assumptions that management considered reasonable.

      The pro forma financial information (unaudited) is not intended to present the results of the consolidated operations had the acquisition occurred on such date, nor to anticipate the Company's results of operations.

                                       Nine months         Nine months
                                          ended               ended
                                      September 30,       September 30,
                                      -------------       -------------
                                           2008               2007
                                      -------------       -------------
        Net sales                 Ps.     30,311      Ps.    21,346
        Marginal profit                    6,111              3,967
        Net income                Ps.      2,300      Ps.     1,834
                                          ------             ------
        Earnings per share                  5.02               4.54
                                          ======             ======

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2008
GRUPO SIMEC, S.A.B. DE C.V.

                                                                    CONSOLIDATED

                DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE
                 FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS THIRD QUARTER REPORT.

          ING LUIS GARCIA LIMON                C.P. JOSE FLORES FLORES
          CHIEF EXECUTIVE OFFICER              CHIEF FINANCIAL OFFICER

                    GUADALAJARA, JAL, AT OCTOBER 28 OF 2008.